

June 26, 2012

<u>Via E-mail</u>
Ronald L. Sargent
Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, MA 01702

> **Re: Staples, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed February 29, 2012**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 23, 2012**
> **File No. 0-17586**

Dear Mr. Sargent:

 We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 28, 2012</u>

<u>Appendix B</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page B-1</u>

<u>Non-GAAP Measures, page B-1</u>

1. You state that you believe the non-GAAP financial measures disclosed, "better enable management and investors to understand and analyze [y]our performance by providing meaningful information relevant to events of a non-recurring nature that impact the comparability of underlying business results from period to period." Item 10(e)(1)(ii)(B)

of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please tell us why you believe the tax refund received in 2011, integration and restructuring costs in 2010 and 2009, and costs associated with a legal settlement in 2009 are non-recurring. Otherwise, please do not refer to these items as non-recurring.

Consolidated Performance, page B-1

2. We note that you identify intermediate causes of changes in your operating results and, in certain cases, disclose only the percentage change. Please describe the reasons underlying such causes and please quantify in dollar amounts the extent of such changes. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Appendix C

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page C-8

3. In light of the fact that reclassification adjustments are not presented on the face of the consolidated statements of stockholders' equity, please tell us your consideration of disclosing in the notes to the financial statements the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

Note A – Significant Accounting Policies, page C-8

Property and Equipment, page C-8

4. Please tell us your consideration of disclosing depreciation expense. Refer to ASC 360-10-50-1.a.

Revenue Recognition, page C-10

5. Please explain to us in detail your revenue recognition policy for machines sold to customers which are financed by external parties. In addition, referencing authoritative literature please tell us your basis in GAAP for recognizing such revenue when the right of recourse has ended and you have been legally released from your repurchase obligation. Please also tell us the amount of revenue recognized from these sales for the years presented.

Note E – Debt and Credit Agreements, page C-14

6. In light of the financial covenants imposed by your 2014 Revolving Credit Facility, please tell us your consideration of disclosing the amount of retained earnings or net income restricted from the payment of dividends or free from restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Note J – Equity Based Employee Benefit Plans, page C-21
Stock Award Plans, page C-21
Stock Options, page C-22

7. Please tell us your consideration of describing the significant assumptions used, other than expected stock volatility which is already described, to estimate the fair value of stock options. Refer to ASC 718-10-50-2.f.2.

Note K – Pension and Other Retirement Plans, page F-23
Information on Fair Value of Plan Assets, page F-29

8. Please tell us your consideration of disclosing the fair value of each major category of plan assets as of January 29, 2011. Refer to ASC 715-20-50-1.d.5.ii.

Note L – Stockholders' Equity, page C-31
Outstanding Shares, C-31

9. Please show us how to reconcile the number of outstanding shares as of January 28, 2012 and January 29, 2011 disclosed in the table to the number of outstanding shares disclosed on the face of the consolidated balance sheets.

Definitive Proxy Statement filed on Schedule 14A

Performance Based Annual Cash Bonus (Executive Officer Incentive Plan), page 29

10. We refer you to your response to comment 5 in our letter dated September 22, 2010 submitted on October 6, 2010. In the response, you indicated that you intended to disclose in future filings the target bonus awards percentages under the Executive Officer Incentive Plan for each named executive officer. Outside of the disclosure you provide on page 30 reflecting the overall percentage range, it does not appear that you have provided the individual percentages for each named executive officer. Please tell us why you have not provided this disclosure and tell us what that disclosure would look like, with a view to disclosing such information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Cynthia Pevehouse
        General Counsel